UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 5, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA DAY December 5, 2017

Disclaimer The information contained in this presentation may include statements which constitute forward-looking statements, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a certain degree of risk and uncertainty with respect to business, financial, trend, strategy and other forecasts, and are based on assumptions, data or methods that, although considered reasonable by the company at the time, may turn out to be incorrect or imprecise, or may not be possible to achieve. The company gives no assurance that expectations disclosed in this presentation will be fulfilled. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements, due to a variety of factors, including, but not limited to, the risks of international business and other risks referred to in the company’s filings with the CVM and SEC. The company does not undertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only for the date on which they are made. 2

AGENDA PULP AND PAPER MARKET Henri Philippe Van Keer Chief Commercial Officer 3 FINANCIAL STRATEGY & 2018 OUTLOOK Guilherme Cavalcanti Chief Financial Officer 2 COMPETITIVE STRATEGY Marcelo Castelli Chief Executive Officer 1

Marcelo Castelli Competitive Strategy

Long-term key aspirations 5 Forestry Strategy Operational Excellence Modernization Innovation Pursuing a minimum of 10% of pulp volume priced at a premium. PROFITABILITY GROWTH Pursue consolidation as a priority, aiming to build a healthier industry. Expansion and partnerships conducted in a disciplined way. Maintain active forest formation, so as to be ready to seize opportunities. DIVERSIFICATION Diversify cash flow through focused investments in non-pulp businesses, leveraging key Fibria assets and skills Achieve a sizable free cash flow from new businesses, in comparison with pulp business Operational Excellence Financial Discipline Sound Governance Sustainability Transparency High-Performance Culture Healthy Organizational Climate

Long-term key aspirations 6 Operational Excellence Modernization Innovation Pursuing a minimum of 10% of pulp volume priced at a premium. . PROFITABILITY GROWTH DIVERSIFICATION Pursue consolidation as a priority, aiming to build a healthier industry. Expansion and partnerships conducted in a disciplined way. Maintain active forest formation, so as to be ready to seize opportunities. Diversify cash flow through focused investments in non-pulp businesses, leveraging key Fibria assets and skills Achieve a sizable free cash flow from new businesses, in comparison with pulp business Operational Excellence Financial Discipline Sound Governance Sustainability Transparency High-Performance Culture Healthy Organizational Climate

Start-up brought forward: about 2 months ahead of schedule Horizonte 2 Project The world’s largest single line pulp mill 7 Energy Surplus 130 MWh Expansion Capex US$2,193 million (US$1,124/t) Inside the fence(1) Capex US$947/t Cash production cost US$116/t(2) (@R$/US$3.38) (1) Industrial capex (2) Energy price assumption: R$132/MWh Total annual capacity:1,950,000 t Mudamos os footnotes. Atenção às referências (1) e (2).

Horizonte 2 Project - A winning strategy Total capex below budget and a new inside-the-fence capex benchmark Capex FIBRIA VS PEERS UNIT FIBRIA AVG - PREVIOUS PROJ.(2) Industrial Capex US$/t 947 1,496 Industrial Capex US$ mn 1,846 2,917(3) Inside the fence(1) capex below US$1,000/t Industrial Capex (US$ mn) @1.95 mn t @1.95 mn t @1.4 MM t (4) 2,094 @peer’s capex, Fibria would be able to increase capacity by 1,131,000 tons US$2.8 bn US$2.2 bn R$/US$=2.80 R$/US$=3.33 8 (1) Industrial capex (2) According to RISI, considering the average of the BHKP projects started since 2009 in Latam – the average excludes H2 figures. (3) Multiplied by 1.95 MM tons to make it comparable to Fibria figures. (4) Average capacity of peers’ projects (Suzano Maranhão, CMPC Guaíba II, Eldorado and Montes Del Plata). To be disbursed Alerta para a tradução em português: Incluímos “to be disbursed” Mudamos a disposição do gráfico superior: fontes, posição, etc. 7,706 6,705 1,462 58 (478) (453) (184) 56 59 275 306 5,883 7,345 Initial budget (May 2015) Capacity increase Contingencies Savings Indirect costs Change of scope Updated (in real terms) Payment negotiation Inflation FX September 2017 Budget 1,846 2,917 Fibria Peers Average

Horizonte 2 Project - A winning strategy So far, much better learning curve than expected 9 Nov. 30 Aug. 23 Digester feeding Actual 409 th. tons Expected 286 th. tons (status: November 30, 2017) +43% 2,235 4,466 5,216 5,725 5,699 5,535 5,981 6,080 5,567 5,949 5,891 1,866 Alerta para a tradução em português: Excluímos o gráfico do operating rate. Planned stoppage Mudamos a disposição do gráfico, fontes e formatação Actual Daily Production (t) Expected Daily Production (t)

Horizonte 2 Project - A winning strategy Raising production output as the new mill outperform H2 production forecast - kton 10 Cash cost (energy, fuels, chemicals) Pulp quality (Extra prime production index) Key learning curve indicators: Learning Curve estimated at Inspection downtime in 2Q18 9 MONTHS 10 10 DAYS ~52 kt 1,830 1,900 477 1,950 1,950 1,950 Alerta para a tradução em português: excluímos os dois últimos bullets Mudamos a disposição dos quadros do lado direito 377 1,755 1,850 100 75 50 2017 2018 2019 2020 2021 2022

Fibria’s energy surplus Embedding market intelligence to become a substantial energy provider... 11 H2 start-up Energy surplus (MWh) 1Q17 Maintenance downtimes Energy management Energy strategy Routine Management GOVERNANCE Projects Market Intelligence As a co-generation process, the long term strategy is to have from 50% to 70% contracted for energy sales. In the short-term, Fibria is mostly exposed to the spot market. However, keep in mind that in 2018 Ramp-up H2 Production reduction at Aracruz (-200 kt) TG overhauls Energy surplus by mill -30 MWh Alerta para a tradução em português: mudamos a seta de start up do lugar. Colocamos uma barra nova do gráfico de cima e tiramos as categorias “Fibria ex-TLS 2“e “Fibria with TLS 2” Downtimes no plural, mudamos o nome da última coluna, legenda do gráfico do surplus por fábrica embaixo. 77 76 84 70 54 81 80 130 60 45 44 65 76 78 82 85 131 157 164 200 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Nov-17 Structural surplus Fibria ex-H2 H2 -10% 10% 30% 50% 70% 90% 110% Aracruz Jacareí Veracel Três Lagoas 1 Três Lagoas 2 Generation Consumption Surplus

Long-term key aspirations 12 Operational Excellence Financial Discipline Sound Governance Sustainability Transparency High-Performance Culture Healthy Organizational Climate GROWTH DIVERSIFICATION Pursue consolidation as a priority, aiming to build a healthier industry. Expansion and partnerships conducted in a disciplined way. Maintain active forest formation, so as to be ready to seize opportunities. Diversify cash flow through focused investments in non-pulp businesses, leveraging key Fibria assets and skills Achieve a sizable free cash flow from new businesses, in comparison with pulp business Forestry Strategy Operational Excellence Modernization Innovation Pursuing a minimum of 10% of pulp volume priced at a premium. PROFITABILITY

Operational Excellence – Annual Production ex-H2 Back on track, as expected 13 92.9%(¹) Operating Stability Ex-H2 (‘000 t) 5,257 Quarter Annualized 1Q16 and 1Q17 with extended downtimes Value over volume strategy going forward But remember that for 4Q17... (-) 85 kt Aracruz (-) Veracel Maintenance Downtime Formatação do “Quarter Annualized”. Número da página pintado de branco 5,299 5,259 5,274 5,185 5,021 1,204 1,330 1,325 2012 2013 2014 2015 2016 1Q17 2Q17 3Q17 92.4% 92.2% 92.7% 92.3% 92.1% 91.8% 93.8% 93.4%

Operational Excellence – Silviculture Operations Stability through continual management improvement and innovation 14 Silviculture investment per hectare in line with the strategy of controlling costs below inflation Base INCAF(2) IPCA(2) FIBRIA Refers to all direct costs of forest formation (reform), considering the standard cost of new seedlings being planted. INCAF: Forestry Activity Costs National Index (INCAF – Poyry) IPCA: Brazilian official inflation index (1) Mechanization Planting optimization Productivity Precision silviculture Outstanding performance based on: Alerta para a tradução em português: inserimos “and reform” no footnote Reforma entre parênteses, footnote com INCAF e IPCA Número da Página branco 980 940 981 905 910 994 1,024 106 112 118 129 135 138 100 117 130 138 149 153 157 96 100 93 93 102 105 0 20 40 60 80 100 120 140 160 180 600 700 800 900 1,000 1,100 1,200 1,300 1,400 1,500 2011 2012 2013 2014 2015 2016 2017 R$/ha/year

Third-party wood reduction Non-recurring pressure decreasing towards the structural level 52 (1) Includes Veracel (2) FX @ BRL/USD3.30. Total NPV (2): R$ 3.5 billion (US$ 1.1 billion) 788 Third-party wood ¹ (%) Average distance from forest to mill ¹ (km) 68% 34% 63% 73% 67% 75% 72% % Planting 84% In 2016 climate change materialized in the most severe rain shortage in Aracruz forestry base in the last 40 years, but in 2017 Rain volumes in Aracruz region improved, more close to historical average Higher productivity was obtained in Jacareí and Três Lagoas forestry bases Forest productivity long term goal (MAICel) achieved 11.75 adt/ha/year for the new eucalyptus clones effectively planted in 2017 Alerta para a tradução em português: complementamos o primeiro parágrafo com uma visão de 2017 Mudamos novamente. Incluimos um novo bullet ao invés de complementar o parágrafo 225 180 185 175 169 181 225 283 267 265 265 231 202 202 160 160 160 153 0 50 100 150 200 250 300 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 Average distance from forest to mill Third-party wood

16 1 Modernization Projects Boosting structural cost competitiveness 24 projects starting in 2018 (8 industrial 16 forest) NPV of projects started in 2018 above R$ 456 million Focus on innovation Average physical execution: ~4 months Average payback: 4.2 years VPL/I= 2.2 Upside for return metrics R$ 133 mn R$ 129 mn 51% 100% 2018 2019 2018 Modernization P rojects Capex Execution (%) 44 90 24 15 36 48 110 102 133 2010 2011 2012 2013 2014 2015 2016 2017E 2018E Historical Modernization C apex (R$ million)

LONG-TERM KEY ASPIRATIONS 17 GROWTH Pursue consolidation as a priority, aiming to build a healthier industry. Expansion and partnerships conducted in a disciplined way. Maintain active forest formation, so as to be ready to seize opportunities. Operational Excellence Financial Discipline Sound Governance Sustainability Transparency High-Performance Culture Healthy Organizational Climate Operational Excellence Modernization Innovation Pursuing a minimum of 10% of pulp volume priced at a premium. . PROFITABILITY DIVERSIFICATION Diversify cash flow through focused investments in non-pulp businesses, leveraging key Fibria assets and skills Achieve a sizable free cash flow from new businesses, in comparison with pulp business

Development status of different biostrategy technological paths with low capex and high returns 18 Technology Identification Identification of Technology Partners Definition and Agreements with Technology Partners Pilot Investment Agreements with Application Partners Commercial Investment PYROLISIS LIGNIN MFC BIOCOMPOSITES NANOCELLULOSE CNC DISSOLVING PULP + SUGARS Roadmap defined in 2012 Updated and implemented with discipline (2017) Definition in the coming months Under analysis Many partners Several partners collaborating Several partners collaborating Several partners collaborating Several partners collaborating Several partners collaborating Several partners collaborating Several partners collaborating Several partners collaborating Excluimos o slide que estava anterior a este

Technological innovations Fibria engaged in disruptive technologies Fibria Insight – Connect with our technologial initiatives 19 research and development unit of Fibria, specialized in lignina Modern Technology Center with facilities in Jacarei (SP) and Aracruz (ES). Fibria´s participation in the Canadian company, the largest global producer of crystalline nanocellulose (CNC). Fibria´s participation in the American company, global producer of bio oil. FIBRIA INNOVATIONS Production and application of microfibrillated cellulose (MFC). 18% To look for new ideas, innovative solutions and new technologies! Connecting, selecting and supporting entrepreneurs and startups that have solutions! Alerta para a tradução em português: mudamos os títulos dos quadros “Applications...” e “wireless package” WIRELESS PACKAGE APPLICATIONS IN MICROFIBRILLATED CELLULOSE

Guilherme Cavalcanti FINANCIAL STRATEGY 20

Financial Strategy Focus on capital discipline during Horizonte 2 project Net debt / Ebitda (USD) Initiatives for Leveraging Management US$854 mn initiatives mapped US$220 mn implemented during the expansion cycle. Working capital release Range of 2.0x to 2.5x net debt/EBITDA Maximum 3.5x net debt/EBITDA during expansion cycles Leverage guidelines Covenants only triggered if Fibria loses the Investment Grade from 2 of the 3 rating agencies Highlights 3.5x 2.0x – 2.5x Indebtness limits(1) Waiver H2 Start-up 21 (1) As stated in the Liquidity and Indebtedness Policy and Shareholders’ Agreement 21 Investment Grade rating even during leverage pressured by H2 capex BBB- BBB- Alerta para a tradução em português: Mudei a fonte do quadro verde que estava desatualizada Mudamos um pouco o posicionamento dos quadros de investment grade. 1.86 2.10 2.64 3.30 3.79 3.75 3.28 4.5 7 .0 6.0 4.5 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 2019 Actual (in US$) Covenant level

22 Financial Strategy Now focusing on liability management ... 22 Amortization concentrated in 2019 Higher volatility in 2018 combined with the current market opportunity for funding in US$ Balance and extend the debt repayment schedule Ensure low average cost of debt Exclude financial covenants Initiate reduction of gross debt using US$ 200 million cash Market Scenario Goals 22 22 Amortization schedule (as-is) US$ mn (@Sep. 2017) EPP 138 581 957 827 665 628 642 721 114 39 703 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 BNDES Bond PPE Finnvera NCE ARC Finame Others BNB

US$ 1.5 bn export pre-payment to be paid in advance, with: US$ 0.6 bn new bond due 2025 (coupon rate 4.00% p.a.) + US$ 0.7 bn new Export Pre-Payment + US$ 0.2 bn cash use No covenants Average maturity (in months) Average cost in US$ (% p.a.) Amortization schedule (to be: EPP + Bond) US$ mn (@Sept. 2017) Financial Strategy to further improve indebtedeness profile Cost of debt in US$ and Debt Maturity¹ Others FCO, FINEP and FDCO EPP ARC 1) Considering the portion of debt in reais fully adjusted by the market swap curves 54 66 As-is To be 88 225 502 715 740 728 642 721 714 39 703 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 BNDES Bond PPE Finnvera NCE Outros CRA Finame Agência de Fomento (FCO, Finep e FDCO) BNB 3.5 3.5

Financial Strategy Reducing net currency exposure in the cash flow (1) November 30, 2017. 24 ZCC +R$ 187 MM Net cash balance since 2013: Zero Cost Collars: No leverage No margin call No threshold CETIP registered ZCC +R$ 187 mn NDF (simulated) -R$ 6 mn Alerta para a tradução em português: Corrigimos a notação americana e idioma no gráfico e tabela Notional Strike Put Strike Call FWD 4Q2017 US$ 145 mn 3.32 6.43 3.98 1Q2018 US$ 502 mn 3.22 4.52 3.60 2Q2018 US$ 544 mn 3.15 4.48 3.59 3Q2018 US$ 480 mn 3.14 4.30 3.50 4Q2018 US$ 455 mn 3.17 4.40 3.55 Total US$ 2,126 mn 3.18 4.57 3.59

Why we see upside for return metrics (ROIC and ROE) H2 project will boost free cash flow generation FCF/t(2) sensibility to net pulp price and FX FCF/t from net pulp price (US$/t)(1) FX @ 3.38 and assuming working capital = 0. (2) Size of the bubble = FCL/t in US$ FX (R$/US$) 25 Pulp price (US$/t) 25 6.6 yrs 5.1 yrs 3.9 yrs 3.0 yrs 2.5 yrs Payback (Capex @US$1,124/t) Alerta para a tradução em português: Invertemos a seta do payback 546 336 226 116 94 75 15 20 Last 3 yrs Fibria's pulp price Cash cost Freight delivery to Europe and SG&A EBITDA Sustaining capex Interest Income tax after tax shield Perpetuity FCF 170 226 287 369 443 400 450 500 550 600 650 700 750 1.50 2.50 3.50 4.50 5.50 FCF (US$/t)

Why we see upside for return metrics (ROIC and ROE) Deleveraging process and reducing financial expenses/t The most rapid deleveraging process after expansion project execution when compared to LatAm peers. Dividends and interest on equity paid during expansion projects: Fibria R$ 2,840 mn Suzano R$ 222 mn Klabin R$ 741 mn Horizonte 2 Maranhão Puma Interest Capex Income tax SG&A H2 benefit WC benefit Klabin=($39/t) H2= ($20/t) Assuming WC release = 0 Alerta para a tradução em português: atualizei a alavancagem de Eldorado Mudamos a coluna do custo caixa estrutural (de 172 para 165) Freight Cash Production Cost Tiramos o footnote do ano de 2017 Inserimos texto de frete e custo caixa de produção 3.2 5.2 2.3 6.3 4.4 8.1 3.8 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 2017 Fibria Suzano Klabin Eldorado 218 165 52 60 42 36 3 20 121 101 38 15 473 397 Fibria 3Q17 LTM Fibria w/ H2 Structural pro-forma

(1) Partially integrated production. (2) Sources: Hawkins Wright, Poyry and Fibria Analysis. Pulp price estimates according to RISI (Oct/17) Why we see upside for the return metrics (ROIC and ROE) No major new capacity announced after OKI and H2 projects 27 Capacity Additions (‘000 ton)(2) Pulp prices - CIF Europe (US$/ton)(2) 7,400 kt 5,250 kt Metsa Horizonte 2 APP South Sumatra(1) Klabin Guaíba II Oji Nantong Montes del Plata Eldorado Maranhão Chenming Zhanjiang APP Guangxi Rizhao Três Lagoas Kerinci PL3 Fray Bentos Santa Fé Mucuri Nueva Aldea Veracel APP Hainan Valdivia Jacarei Aracruz Alerta para a tradução em português: fonte da legenda estava em calibri Tiramos a curva de BSKP e o tamanho das chaves 813 905 1,010 0 0.5 1 1.5 2 2.5 - 200 400 600 800 1,000 1,200 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 BHKP BHKP adjusted by CPI

Why we see upside for return metrics (ROIC and ROE) Positive quarterly FCF in the last 5 years, even during appreciated FX 28 FCF (USD million) EBITDA Margin Average FX (1) Excluding H2 Project, dividends, pulp logistics and land purchase effects. 1.96 2.03 2.06 2.00 2.07 2.29 2.27 2.37 2.23 2.27 2.55 2.87 3.07 3.45 3.84 3.90 3.51 3.25 3.26 3.15 3.22 3.16 37% 37% 41% 39% 39% 41% 42% 41% 35% 35% 45% 50% 50% 56% 54% 52% 43% 43% 36% 37% 45% 49% Average Net Price 594 597 591 605 630 612 592 577 562 554 552 559 581 600 589 536 503 487 481 499 557 604 Nominal Capacity (‘000 t) 5,300 7,250 Alerta para a tradução em português: notação das capacidades nominais Colocamos “FCF” no título do gráifco 125 29 77 194 84 113 53 329 4 111 51 103 130 112 317 225 158 118 124 135 80 174 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13 1Q14 2Q14 3Q14 4Q14 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17

ROE = Adjusted EBIT(1)/ Equity before IAS 41(2) and ROIC = Adjusted EBIT(3)/ Invested Capital before IAS 41(2) Average FX (R$/US$) Average Net Pulp Price (US$) 1.95 2.16 2.35 3.33 581 610 561 586 3.20 535 3.49 496 3.38(4) 546(5) (1) Adjusted EBITDA – CAPEX – Net Interest – Taxes (2) International accounting standards for biological assets. (3) Adjusted EBITDA – CAPEX – Taxes (4) FX for H2 cash cost and sustaining capex (5) Fibria’s actual net realized pulp price – average last 3 years @3Q17 (6) Considers the cost structure presented on slide 27 and 3Q17 balance sheet (invested capital and equity) ROE and ROIC (R$) 29 (6) 3.16 604 Mudamos os retornos da Fibria estrutural 3.4% 5.7% 6.2% 25.1% 9.8% 7.5% 15.1% 30.8% 4.7% 6.1% 5.6% 15.6% 6.9% 6.3% 10.6% 12.8% 2012 2013 2014 2015 2016 3Q17 LTM Annualized 3Q17 Fibria after H2 Structural (pro-forma) ROE ROIC

ROIC and ROE Fibria’s case going forward 30 Horizonte 2: capacity increase, cash cost lower than expected, efficient ramp-up with high energy surplus Deleveraging and interest expense/ton reduction Pulp price: up to 2021 without any significant capacity – we have not seen such positive scenario since late 1990s and early 2000s Wood cost: despite pressures, wood cost reduction moves towards structural level FX upside risk more than downside risk Sustainability: listed in the Dow Jones Sustainability EM Index and B3 Corporate Sustainability Index (ISE) Alerta para a tradução em português: notação do footnote estava em calibri Excluimos a informação da liquidez (inclusive o gráfico)

PRESERVING CAPITAL DISCIPLINE & FREE CASH FLOW INDUSTRY CONSOLIDATION PULP Growth with discipline Best portfolio of projects DIVIDENDS BIO-Business & & Capital Allocation With a robust free cash flow no trade-off is needed

Guilherme Cavalcanti 2018 OUTLOOK 32

CAPEX 2018 – R$ million 33 33 Converted at 3Q17 LTM FX – BRL/USD 3.21 (2) Converted at 2018 average FX - BRL/USD 3.30, according to Focus Report (Brazilian Central Bank – November 24, 2017) (3) Subject to Board approval (4) IPCA estimate @4.5% and FX @3.15 (5) Capacity 7,250 kt. (6) Forestry base adjustment, environmental, other projects (PIFF, Pentatrem, TG’s overhauls, etc.). (3) USD119/t(5) USD 678 mn(1) USD 865 mn(2) USD 1,039 mn(2) USD128/t (6) Alerta para a tradução em português: mudamos a bridge e incluímos o footnote 6 Mudamos o rótulo das categorias. Melhoramos o espaçamento dos footnotes. 2,175 2,855 3,430 88 460 132 131 444 2017 Guidance Update ? Inflation / FX H2 Sustaining Modernization & Non-recurring 2018 Guidance (ex-pulp logistics and H2 expansion) Pulp logistics H2 Expansion 2018 Guidance 701 1,006 4Q17 2018 H2 capex (cash basis - R$ million)

STRUCTURAL CAPEX – BRL MILLION 34 34 Converted at 2018 average FX - BRL/USD 3.30 - According to Focus Report (Brazilian Central Bank – November 24, 2017) (2) Subject to Board approval (2) USD 865 M(1) USD 692 M(1) USD119/t USD96/t Alerta para a tradução em português: mudamos a bridge e fizemos a exclusão da coluna azul do ano passado Mudamos um pouco a bridge. Atenção aos números por favor 2,855 2,285 2018 Guidance (sust+moderniz) Non-recurring wood purchase Modernization Non-recurring projects / SSMA Turbogenerator overhaul Others Structural capex (includes TLS 2)

CASH COST UPDATE (USD/T) @2021 BRL/USD 3.12 35 Alerta para a tradução em português: alteramos a bridge e a tabela de sensibilidade Considering inflation (IPCA) up to 2018. Incluímos o footnote. Mudamos o número do FX a 3,50. FX Sensitivity FX Cash cost (US$/t) 3.00 171 3.10 166 3.12 165 3.30 157 3.50 150 218 165 (27) (19) (10) 3 LTM 3Q17 Horizonte 2 Project Wood cost reduction Modernization Payroll tax Structural cash-cost(1) 12% 90% 100% 2017 2018 2019 24% 49% 71% 75% 100% 2019 2020 2021 2022 2023

HENRI PHILIPPE VAN KEER PULP AND PAPER MARKET 36

What has been the 2017 Supply & Demand scenario? Also, compared to our forecast 37 FIBRIA EXPECTED SCENARIO FOR 2017 AT THE END 2016 SCENARIO YTD 2017 ** Fibria’s estimates *Source: PPPC Global 100 YTD Jan-Sept 2017 BHKP CAPACITY CHANGES 1,350 720 - 500 - 60 - 40 - 80 - 300 - 100 300 1,000 500 BHKP demand growth** Net Supply Availability Unexpected Closures and Downtime Navigator Cacia Resolute Calhoun Taiwan P&P APRIL Rizhao APRIL Kerinci Fibria TLS II APP OKI Klabin 1,027* - 230 - 960 - 85 - 40 - 60 - 400 - 300 - 115 25 35 470 700 500 390 BHKP demand growth** Net Supply Availability Unexpected Closures and Downtime Fibria Aracruz Resolute Calhoun Taiwan P&P APRIL Jiangmen APRIL Rizhao APRIL Kerinci Altri Celbi Ence Pontevedra & Navia Fibria TLS II APP OKI Klabin

 and what has been the price scenario? * Average until 11/14/17 Consultants: Hawkins Wright, RISI and Brian McClay (published in the end 2016 for 2017 prices) BHKP Delivered to Europe (USD/t) * Average to 11/28/17 Consultants: Hawkins Wright, RISI and Brian McClay (published at the end 2016 for 2017 prices) 38 669 672 676 666 670 680 783 873 928 * 816 * 1Q17 2Q17 3Q17 4Q17 Annual 2017 Consultants average at the end previous year Realized PIX/FOEX price

39 What can explain such an unexpected price scenario? For sure, one explanation was the Market caught by surprise by But that was not the only explanation! It was also supported by the combination of 2 other factors... significant supply disruptions

Source: PPPC Global 100 2016 2017, YTD Jan-Sep 2013 2014 2015 -300 0 300 600 900 1.200 1.500 -300 0 300 600 900 1.200 1.500 A firm global demand but more importantly... driven by all the regions 40 BHKP SHIPMENTS (KT AND % CHANGE, Y-O-Y) 1st 4.9% - 4.2% - 2.3% 16.0% Global NA Europe China 4.3% 0.2% - 0.6% 11.7 % Global NA Europe China 5.3% 5.5% 0.4% 19.0 % Global NA Europe China 3.3% 5.0% 2.5% 5.1% Global NA Europe China 3.3% - 3.5% 4.3% 6.3% Global NA Europe China

Low Pulp & Paper inventories at the hands of the Chinese Paper & Board producers 41 2nd Fibria Index for Paper & Board inventories @ Paper & Board producers Fibria Index for Chemical Pulp inventories @ Paper & Board producers Fibria Index for Pulp inventory @ Changshu Fibria Index for Pulp inventory @ Qingdao Source: Fibria according to company’s estimates 65 70 75 80 85 90 95 100 105 Jan-14 Jun-14 Nov-14 Apr-15 Sep-15 Feb-16 Jul-16 Dec-16 20 40 60 80 100 120 140 160 Jan-14 Jun-14 Nov-14 Apr-15 Sep-15 Feb-16 Jul-16 Dec-16 80 90 100 110 120 130 140 150 160 Jan-14 Jun-14 Nov-14 Apr-15 Sep-15 Feb-16 Jul-16 Dec-16 40 60 80 100 120 140 160 180 200 May-15 Jul-15 Sep-15 Nov-15 Jan-16 Mar-16 May-16 Jul-16 Sep-16 Nov-16

42 So, what can be expected for 2018? Fibria continues to forecast strong global demand driven by all the regions

Positive worldwide macroeconomics Source: International Monetary Fund, World Economic Outlook Database, October 2017 43 REAL GDP % ANNUAL GROWTH 3.5 - 0.9 2.2 7.9 3.5 - 0.2 1.7 7.8 3.6 1.3 2.6 7.3 3.4 2.0 2.9 6.9 3.2 1.8 1.5 6.7 3.6 2.1 2.2 6.8 3.7 1.9 2.3 6.5 World Euro Area USA China 2012 2013 2014 2015 2016 2017F 2018F

44 So, what can be expected for 2018? Fibria continues to forecast strong global demand driven by all the regions The Eurozone economy is definitely doing better

Eurozone indicators Sources: Bloomberg/Markit and Eurostat EUROZONE PMIs EUROZONE UNEMPLOYMENT RATE (%) 45 40 42 44 46 48 50 52 54 56 58 60 2013 2014 2015 2016 2017 PMI Manufacturing PMI Services 0 2 4 6 8 10 12 14 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017

46 So, what can be expected for 2018? Fibria continues to forecast strong global demand driven by all the regions The Eurozone economy is definitely doing better But the real engine will continue to be China

The 19th CPC National Congress Identified unbalanced and inadequate development as China’s principal challenge in the next stage of development. Pledged to build a “moderately prosperous” society in China by 2020, a prosperous China by 2035, therefore: Re-affirmed its commitment to doubling China 2010 GDP and per capita income by 2020 and getting rid of poverty. China should maintain its growth @ 6.5% until 2020. In our opinion, there is no doubt that Chinese growth is far from losing steam. It is actually getting to a next level, with very aggressive targets. The list of Xi Jinping’s “thoughts” made it very clear: To improve the people’s livelihood. To promote ecological civilization and implement the strictest environmental protection. To strengthen party discipline, with zero tolerance for corruption. 47 From a practical point of view, our last trip to China has been the opportunity to confirm our customers’ positive outlook and confidence about the on-going growth of their country.

Why could HW demand still increase significantly in China? 48 New Paper capacities should increase HW demand by 1,375Kt kt 2017 Q3 & Q4 2018 Q1 & Q2 Total New Tissue Machines 715 810 1,525 New Woodfree Machines 400 510 910 Total: 2,435kt 1,375kt 1 70% of HW furnish @ 75% O.R. for Tissue and 90% O.R. for P&W

New Paper capacities “Worldwide” Sources: Fibria and Independent Consultants 2016 2017F 2018F Woodfree -360 150 715 China 155 890 510 Rest of the World -510 -740 205 Tissue 1,535 2,380 3,525 China 1,000 1,170 1,945 Rest of the World 535 1,210 1,580 Cartonboard & Specialty 2,630 110 765 China 1,550 0 100 Rest of the World 1,080 110 665 49

Why could HW demand still increase significantly in China ? 50 Closures of inefficient Pulp & Paper mills might increase HW demand by 540Kt New Paper capacities should increase HW demand by 1,375Kt kt 2017 Q3 & Q4 2018 Q1 & Q2 Total New Tissue Machines 715 810 1,525 New Woodfree Machines 400 510 910 1 2 Total: 2,435kt 1,375kt 70% of HW furnish @ 75% O.R. for Tissue and 90% O.R. for P&W

Closures of inefficient Pulp & Paper mills 51 51 Closed capacities in million tons: Pulp, Paper & Board 2010 – 2015: 38 million tons of capacity (Pulp, Paper & Board) was permanently closed down, as low efficiency assets are not compliant with environmental regulations: Pulp 3.7 million/t Substituted by imported pulp Paper & Board 34.7 million/t These closures have clearly benefited the “big” Paper & Board producers, therefore, imported pulp

Closures of inefficient Pulp & Paper mills According to China´s 13th Five-Year Plan (2016-2020): China paper industry will close an additional 8 million tons during this period Non-wood Pulp will be maintained @ 6 million tons/y Therefore closures will be mainly concentrated in small and medium size Paper & Board mills Assuming that: Coated Ivory Board and Coated Fine Papers are already 2 paper segments consolidated in the hands of big players with efficient assets: Respectively 81% and 85% in the hands of the Top 4 60% of the closures occur in “Packaging”: 4.8 million tons of closures @ an O.R. of 90%, which gives 4.3 million tons of production moving to “big producers” and benefiting RF & Unbleached Long Fiber; in other words, Long Fiber due to RF scarcity ≈ 900kt of closures per year Our premises: 80% benefits SW demand: 720 Kt/y 20% benefits HW demand: 180 Kt/y 40% of the closures happen in “UWF & Tissue”: 3.2 million tons of closures @ an O.R. of 80%, which gives 2.6 million tons of production moving to “big producers” and benefiting Pulp imports 70% of which are HW: 1.8 million tons of additional HW demand: 360 Kt/y 52

Why could HW demand still increase significantly in China ? Waste paper ban imports reduction in 2018 should be around 5 million tons of Mixed Waste Paper. Let’s consider that: 60% MIGHT be sourced from domestic market and improved quality through sorting coming from overseas suppliers 40% MIGHT switch to virgin pulp: 2 million tons / 1.4 = 1.4 million tons 80% benefits SW demand: 1.1 million tons 20% benefits HW demand: 300Kt 53 Total HW demand increase in 2018 could be around 2,215 kt... Just in China! Closures of inefficient Pulp & Paper mills might increase HW demand by 540Kt New Paper capacities should increase HW demand by 1,375Kt kt 2017 Q3 & Q4 2018 Q1 & Q2 Total New Tissue Machines 715 810 1,525 New Woodfree Machines 400 510 910 1 2 3 Total: 2,435kt 1,375kt 70% of HW furnish @ 75% O.R. for Tissue and 90% O.R. for P&W

So, what could be next year’s scenario in terms of supply and demand? 54 FIBRIA EXPECTED SCENARIO FOR 2018 AT THE END 2017 2,950 2,930 - 500 - 50 - 500 - 200 30 25 85 135 100 100 1,360 1,300 960 85 (Aracruz) BHKP demand growth Net Supply Availability Unexpected Closures and Downtime Navigator Cacia APRIL Fibria Aracruz Suzano Maranhão Altri Celbi Ence Pontevedra & Navia UPM Kymi Svetlogorsky P&B Metsä Äänekoski Fibria TLS II APP OKI Unexpected Downtimes 2017

It should be a rather well balanced scenario then, in terms of... 55 Supply and demand, combining with... 1 and also 3 a firm Global demand pushed by all the regions 2

Low inventories at the Chinese Paper & Board producers 56 Fibria Index for Paper & Board inventories @ Paper & Board producers Fibria Index for Chemical Pulp inventories @ Paper & Board producers Fibria Index for Pulp inventory @ Changshu Fibria Index for Pulp inventory @ Qingdao Source: Fibria according to company’s estimates 20 40 60 80 100 120 140 160 Jan-14 May-14 Sep-14 Jan-15 May-15 Sep-15 Jan-16 May-16 Sep-16 Jan-17 May-17 Sep-17 65 70 75 80 85 90 95 100 105 Jan-14 May-14 Sep-14 Jan-15 May-15 Sep-15 Jan-16 May-16 Sep-16 Jan-17 May-17 Sep-17 80 90 100 110 120 130 140 150 160 Jan-14 May-14 Sep-14 Jan-15 May-15 Sep-15 Jan-16 May-16 Sep-16 Jan-17 May-17 Sep-17 40 60 80 100 120 140 160 180 200 May-15 Sep-15 Jan-16 May-16 Sep-16 Jan-17 May-17 Sep-17

FIBRIA DAY December 5, 2017 Thank You.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 5, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO